Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 333-59616

                                       Date: May 23, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important  information.  You  will  be  able  to  obtain  a  free  copy  of  the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

         First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

THE FOLLOWING IS A TRANSCRIPT OF A VIDEO BROADCAST TO FIRST UNION EMPLOYEES



                      MAY 23, 2001
               "MERGER UPDATE WITH KEN THOMPSON"












[ THEME MUSIC ]
>>Ken:  HELLO, AND THANK YOU FOR JOINING ME TODAY ON SUCH SHORT NOTICE.
I WANT TO UPDATE THIS TEAM ON WHAT HAS PROGRESSED WITH OUR MERGER PLANS WITH WACHOVIA.
I'M VERY PLEASED TO TELL YOU THAT THE WACHOVIA BOARD HAS REJECTED THE UNSOLICITED, HOSTILE BID FROM SUNTRUST AND HAS REAFFIRMED ITS COMMITMENT TO COMPLETING OUR HISTORIC MERGER OF EQUALS. THE FIRST UNION/WACHOVIA COMBINATION IS CLEARLY SUPERIOR FOR CUSTOMERS, EMPLOYEES AND SHAREHOLDERS AND OUR MERGER INTEGRATION PLANNING IS MOVING FORWARD AND IS ON TRACK.

BUD BAKER AND I KNEW VERY QUICKLY AS WE BEGAN TALKING ABOUT THE NEW WACHOVIA THAT WE HAD SOMETHING SPECIAL HERE.
OUR BELIEF WAS STRENGTHENED FURTHER BY CHEMISTRY BETWEEN THE WACHOVIA AND FIRST UNION TEAMS.

BUD AND I MET WITH MANY OF YOU OVER THE PAST MONTH, AND WE'RE DELIGHTED TO HEAR YOUR EXCITEMENT AND ENTHUSIASM TO GET STARTED BUILDING THIS WONDERFUL COMPANY.

IN ADDITION, WE'RE IMPRESSED BY THE SWIFT PROGRESS THE TEAMS FROM BOTH COMPANIES HAVE ALREADY MADE WORKING TOGETHER ON THE MERGER INTEGRATION PLANNING PROCESS. WE'RE BUILDING THIS NEW COMPANY WITH AN INCREDIBLE TEAM.
OUR COMPANIES ARE TRUE PARTNERS.
WE HAVE GROWN UP TOGETHER, COMPETING SIDE BY SIDE.
BY JOINING TOGETHER NOW, WE WILL TRULY BE THE BEST.

LET ME REMIND YOU OF THE FINANCIAL SERVICES JUGGERNAUT WE WILL BECOME.
THE NEW WACHOVIA WILL HAVE THE NUMBER ONE DOMESTIC DEPOSIT SHARE ON THE EAST COAST.
WE WILL INSTANTLY HAVE THE NUMBER ONE, TWO OR THREE MARKET SHARE IN JUST ABOUT EVERY MARKET FROM THE SUBURBS OF NEW YORK CITY TO KEY WEST, FLORIDA.
WE WILL BE A DISTRIBUTION POWERHOUSE WITH TAILORED DELIVERY TO ALMOST 20 MILLION CUSTOMERS IN 47 STATES.
WE WILL HAVE STRONG REVENUE GROWTH AND A FORTRESS BALANCE SHEET.

WE WILL OFFER THE MOST COMPETITIVE PRODUCTS AND THE HIGHEST LEVEL OF CUSTOMER SERVICE EXCELLENCE IN THE INDUSTRY.
WITH OUR DIVERSE BUSINESS MIX AND GEOGRAPHIC REACH, THE NEW WACHOVIA WILL OFFER TREMENDOUS CAREER OPPORTUNITIES FOR OUR 90,000 EMPLOYEES.
WE ARE TRULY BUILDING THE COMPANY OF THE FUTURE WITH ENDURING VALUE FOR EMPLOYEES, SHAREHOLDERS, CUSTOMERS AND COMMUNITIES.

NOW, LET ME SHARE WITH YOU WHAT YOU CAN EXPECT OVER THE NEXT FEW WEEKS.
WE WILL CONTINUE OUR INTEGRATION AND TRANSITION PLANNING.
WE'RE WORKING THROUGH THE PROCESS OF BUSINESS UNIT REVIEWS, AND WE'LL ANNOUNCE KEY LEADERSHIP DECISIONS AS SOON AS WE ARE ABLE.
WE INTEND TO CONSUMMATE OUR MERGER IN THE THIRD QUARTER AND ARE MOVING AHEAD WITH THAT TIMEFRAME IN MIND.
WE ARE WELL ON THE ROAD TO BUILDING THE NEW WACHOVIA.
NOW, I'M SURE YOU WILL STILL HEAR NOISE OUT THERE.
SUNTRUST WILL CONTINUE TO ATTEMPT TO MAKE ITS CASE THROUGH THE MEDIA.
WE MAY STILL FACE POTENTIAL DISTRACTIONS AS WE MOVE FORWARD.
HOWEVER, LET'S KEEP OUR TOP PRIORITIES IN FRONT OF US.
WE MUST KEEP PROVIDING OUR CUSTOMERS WITH THE VERY BEST SERVICE, RUN THE DAY-TO-DAY BUSINESS WITH EXPENSE CONTROL IN MIND AND DO A GREAT JOB OF GROWING REVENUE.
PLEASE REACH OUT TO YOUR CUSTOMERS AND CONTINUE TO PROVIDE THEM WITH EXCELLENT SERVICE.
PLEASE REACH OUT TO YOUR TEAMMATES AND, TOGETHER, ENSURE THAT WE STAY ON TRACK WITH OUR COMMITMENTS.

BUD BAKER, WHO WILL BE CHAIRMAN OF THE NEW WACHOVIA, RECENTLY TOLD A GROUP OF EMPLOYEES THAT VERY FEW PEOPLE GET THE OPPORTUNITY TO WORK ON SOMETHING TRULY SPECTACULAR IN THEIR LIFETIME.
IT IS SOMETHING TO GRAB A HOLD OF AND SOMETHING YOU WANT TO BE A PART OF. LET'S SEIZE THIS OPPORTUNITY.
WE ARE CREATING A TRULY NEW COMPANY.
ONE THAT WILL BE THE BEST OF THE BEST, AND THAT'S EXCITING.
OURS IS THE RIGHT COMBINATION FOR ALL STAKEHOLDERS.
THANK YOU FOR JOINING ME TODAY, AND THANK YOU FOR YOUR CONTINUED HARD WORK AND DEDICATION.

THE FOLLOWING NEWS RELEASE ISSUED BY WACHOVIA CORPORATION WAS POSTED ON FIRST UNION'S INTERNAL WEBSITE

                                                    [WACHOVIA LOGO APPEARS HERE]
--------------------------------------------------------------------------------
News Announcement

                                                     Wachovia Corporation
                                                     Atlanta, GA  30383
                                                     Winston-Salem, NC  27150

     For Additional Information:
     Robert S. McCoy, Jr.
     Chief Financial Officer, 336-732-5926

     Marsha L. Smunt
     Investor Relations, 336-732-5788

     May 23, 2001


    Wachovia Board Calls on SunTrust to Abandon its Hostile Takeover Proposal
    -------------------------------------------------------------------------


         WINSTON-SALEM, N.C. - Wachovia Corporation (NYSE: WB) announced today that its board of directors has called on the board of SunTrust Banks Inc. to abandon its hostile takeover proposal. Calling SunTrust's effort expensive, time consuming and disruptive to customers and employees of both organizations, the Wachovia board noted that SunTrust lost $1.4 billion, or
     7.4 percent of its total shareholder value, on the day its unsolicited offer was announced.
              On April 16, 2001, Wachovia announced a merger of equals with First Union Corporation (NYSE: FTU). The Wachovia board has strongly reaffirmed its commitment to that merger.
              The text of the letter to SunTrust's board follows:

     May 22, 2001

     The Board of Directors
     SunTrust Banks, Inc.
     303 Peachtree Street, N.E.
     Atlanta, Georgia 30308

     Dear Members of the Board:

     We were disappointed to receive the unsolicited proposal from SunTrust that was delivered to the Wachovia board from Mr. Humann on May 14, 2001. Please be assured that our board of directors entered into the agreement with First Union after a careful review of all of Wachovia's strategic options, including the possibility of exploring further discussions with SunTrust. These options were thoroughly examined, and we remain confident in our chosen strategy. Indeed, SunTrust's recent negative advertisements, press strategy and hostile conduct further buttress our prior conclusions as to the incompatibility of SunTrust and Wachovia as merger partners.

     As we are sure you are aware, Wachovia's board has a long and thorough knowledge of your company. In the fall of 1997 and again in the late fall of 2000, extensive due diligence was undertaken by both organizations in a good faith effort to ascertain the long-term benefits to our shareholders of merging our organizations.

     In January of this year, Wachovia's board reviewed very carefully its strategic options, including yet again a review of a possible merger with SunTrust. With our knowledge of your organization and its operations, the financial considerations and other important issues we must consider in the exercise of our business judgment, the board concluded that a combination of our institutions would not be advantageous to Wachovia's shareholders.

     On April 15, the Wachovia board approved and entered into a merger agreement with First Union. The Wachovia board of directors met again today to review the unsolicited proposal you publicly announced last week to acquire Wachovia. After giving it careful and objective consideration and with the advice of our financial and legal advisors, our board once again strongly reaffirmed its commitment to our strategic merger with First Union.

     Our firmly held view is that a combination with SunTrust is simply the wrong transaction for Wachovia, its shareholders and other key constituencies. Our reasons for reaching this conclusion are set forth in greater detail in a letter we are sending to our shareholders (a copy of which is attached).

     We hope that you will respect our decision and ask that you abandon your current strategy. We acted in good faith last fall when we mutually explored a possible SunTrust/Wachovia transaction - a concept we have each explored on numerous occasions to no avail. We agreed with the decision to terminate discussions following the unanimous determination of our senior management team that a SunTrust transaction was not in Wachovia's best interests.

     A continuation of your current efforts is not in anyone's interest. The Wachovia board is committed to the First Union transaction, and we are confident that it will receive the support of our shareholders. Continued efforts on SunTrust's part will be expensive, time-consuming and disruptive to the customers and employees of both of our organizations and distracting to our respective management teams. SunTrust lost $1.4 billion, or 7.4 percent of its total shareholder value, on the day of announcement. Further hostile actions will not serve SunTrust's or Wachovia's best interests.

     We sincerely urge you to respect our decision and to withdraw. We think we will both serve our shareholders, customers, employees and communities best by competing in the banking business.

     Sincerely,


     L. M. Baker, Jr., Chairman, President
         and Chief Executive Officer

         Wachovia Corporation, with dual headquarters in Atlanta and Winston-Salem, N.C., is a leading financial holding company serving regional, national and international markets. As of March 31, 2001, Wachovia had assets of $75.6 billion. Member companies offer consumer and commercial banking, bank card, asset and wealth management, capital markets and investment banking, community development finance, brokerage and insurance services. Wachovia Bank, N.A., the principal subsidiary, has nearly 650 offices and 1,350 ATMs primarily in Florida, Georgia, North Carolina, South Carolina and Virginia.

     This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule;
     (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     Additional Information:
     You are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger between First Union and Wachovia when it becomes available, because it will contain important information. You may obtain a free copy of the preliminary joint proxy statement/prospectus filed as part of First Union's registration statement on Form S-4, and other filings containing information about First Union and Wachovia, including the definitive joint proxy statement/prospectus when it becomes available, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus also can be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the materials filed with the SEC by each of First Union and Wachovia on April 16, 2001.